Exhibit 99.1

Gaotu Techedu Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

Beijing, China, March 5, 2026 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights[1]

•
Net revenues were RMB1,685.3 million, increased by 21.4% from RMB1,388.6 million in the same period of 2024.
•
Gross billings[2] were RMB2,573.7 million, increased by 19.1% from RMB2,160.2 million in the same period of 2024.
•
Loss from operations was RMB118.0 million, compared with loss from operations of RMB149.3 million in the same period of 2024.
•
Net loss was RMB84.2 million, compared with net loss of RMB135.8 million in the same period of 2024.
•
Non-GAAP net loss was RMB76.8 million, compared with non-GAAP net loss of RMB123.5 million in the same period of 2024.
•
Net operating cash inflow was RMB964.8 million, increased by 23.1% from RMB783.6 million in the same period of 2024.

Fourth Quarter 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended December 31,
	2024	2025	Pct. Change
Net revenues	1,388,621	1,685,315	21.4%
Gross billings	2,160,179	2,573,685	19.1%
Loss from operations	(149,274)	(118,049)	(20.9)%
Net loss	(135,834)	(84,183)	(38.0)%
Non-GAAP net loss	(123,541)	(76,834)	(37.8)%
Net operating cash inflow	783,643	964,763	23.1%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Fiscal Year 2025 Highlights

•
Net revenues were RMB6,146.8 million, increased by 35.0% from RMB4,553.6 million in the same period of 2024.
•
Gross billings were RMB6,903.7 million, increased by 23.0% from RMB5,612.4 million in the same period of 2024.
•
Loss from operations was RMB503.2 million, compared with loss from operations of RMB1,181.8 million in the same period of 2024.
•
Net loss was RMB323.3 million, compared with net loss of RMB1,049.0 million in the same period of 2024.
•
Non-GAAP net loss was RMB284.1 million, compared with non-GAAP net loss of RMB995.7 million in the same period of 2024.
•
Net operating cash inflow was RMB416.1 million, increased by 61.3% from RMB258.0 million in the same period of 2024.

Fiscal Year 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the year ended December 31,
	2024	2025	Pct. Change
Net revenues	4,553,556	6,146,772	35.0%
Gross billings	5,612,390	6,903,706	23.0%
Loss from operations	(1,181,833)	(503,166)	(57.4)%
Net loss	(1,048,954)	(323,307)	(69.2)%
Non-GAAP net loss	(995,737)	(284,089)	(71.5)%
Net operating cash inflow	258,007	416,094	61.3%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “2025 was a year of high-quality growth for Gaotu, with sharpened teaching quality, elevated operating efficiency and strengthened organizational capabilities enabling us to exceed our growth targets. For the full year 2025, revenue grew by 35.0% to RMB6.1 billion, exceeding our initial expectations at the beginning of 2025. Our operating net cash flow reached RMB416 million, a net increase of RMB158 million year over year. After excluding the impact of share repurchases, our cash position increased by RMB221 million year over year. For the fourth quarter, we maintained steady top-line expansion while realizing meaningful operating leverage, with revenue increasing by 21.4% year over year and bottom line improved by 38.0%, driven by continued efficiency gains. We remain firmly committed to enhancing long-term shareholder value. Under our aggregated share repurchase authorization, we have repurchased shares totaling about RMB670 million, representing 12.8% of our total outstanding shares, including RMB343 million in buybacks in 2025.

As we enter 2026, we are prioritizing profitable growth, with the advancement of AI capabilities at the core of our operations — All with AI, always AI. Guided by a strong focus on business health, operational efficiency, and long-term viability, we remain committed to becoming an ed-tech company that accompanies learners across their full learning journey while creating sustainable value for shareholders and society.”

Shannon Shen, CFO of the Company, added, “Driven by both revenue scale expansion and operating efficiency gains, we have realized operating leverage for five consecutive quarters, resulting in continuous bottom line improvement. Throughout 2025, we also advanced our “AI + Education” integration strategy, significantly enhancing our educational products and end-to-end operational efficiency through the systematic optimization of our product portfolio and channel mix, underpinned by vertical AI as our foundation, learning solutions as our core value, and AI-powered organizational digitalization as our operational support. By prioritizing user experience and harnessing AI as a tool and medium to boost our organizational capacity and productivity, we are progressing from scale-oriented growth toward a more efficiency-led model, forging new engines for our profitable growth.”

Financial Results for the Fourth Quarter of 2025

Net Revenues

Net revenues increased by 21.4% to RMB1,685.3 million from RMB1,388.6 million in the fourth quarter of 2024, which was mainly due to the continued year-over-year growth in gross billings as a result of our sufficient and effective response to the strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 22.8% to RMB540.9 million from RMB440.3 million in the fourth quarter of 2024. The increase was mainly due to expansion of instructors and tutors workforce, higher rental cost, and increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 20.7% to RMB1,144.5 million from RMB948.3 million in the fourth quarter of 2024. Gross profit margin decreased to 67.9% from 68.3% in the same period of 2024.

Non-GAAP gross profit increased by 20.5% to RMB1,145.6 million from RMB950.8 million in the fourth quarter of 2024. Non-GAAP gross profit margin decreased to 68.0% from 68.5% in the same period of 2024.

Operating Expenses

Operating expenses increased by 15.0% to RMB1,262.5 million from RMB1,097.6 million in the fourth quarter of 2024. The increase was primarily due to a higher expenditure on marketing and branding activities, as well as the expansion of employees workforce.

•
Selling expenses increased to RMB885.3 million from RMB736.2 million in the fourth quarter of 2024.
•
Research and development expenses increased to RMB165.4 million from RMB145.1 million in the fourth quarter of 2024.
•
General and administrative expenses decreased to RMB211.8 million from RMB216.4 million in the fourth quarter of 2024.

Loss from Operations

Loss from operations was RMB118.0 million, compared with loss from operations of RMB149.3 million in the fourth quarter of 2024.

Non-GAAP loss from operations was RMB110.7 million, compared with non-GAAP loss from operations of RMB137.0 million in the fourth quarter of 2024.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB22.9 million, compared with a total of RMB19.8 million in the fourth quarter of 2024.

Other Income/(Expenses), net

Other income, net was RMB9.9 million, compared with other expenses, net of RMB6.4 million in the fourth quarter of 2024.

Net Loss

Net loss was RMB84.2 million, compared with net loss of RMB135.8 million in the fourth quarter of 2024.

Non-GAAP net loss was RMB76.8 million, compared with non-GAAP net loss of RMB123.5 million in the fourth quarter of 2024.

Cash Flow

Net operating cash inflow in the fourth quarter of 2025 was RMB964.8 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.35 in the fourth quarter of 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB0.32 in the fourth quarter of 2025.

Share Outstanding

As of December 31, 2025, the Company had 159,979,164 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,972.5 million in aggregate, compared with a total of RMB4,094.3 million as of December 31, 2024.

Financial Results for the Fiscal Year of 2025

Net Revenues

Net revenues increased by 35.0% to RMB6,146.8 million from RMB4,553.6 million in 2024. The increase was mainly due to the growth of gross billings in 2025.

Cost of Revenues

Cost of revenues increased by 37.6% to RMB2,001.7 million from RMB1,454.9 million in 2024. The increase was mainly due to expansion of instructors and tutors workforce, higher rental cost, and increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 33.8% to RMB4,145.1 million from RMB3,098.6 million in 2024. Gross profit margin decreased to 67.4% from 68.0% in 2024.

Non-GAAP gross profit increased by 33.7% to RMB4,150.7 million from RMB3,105.6 million in 2024. Non-GAAP gross profit margin decreased to 67.5% from 68.2% in 2024.

Operating Expenses

Operating expenses increased by 8.6% to RMB4,648.2 million from RMB4,280.5 million in 2024. The increase was primarily due to the expansion of employees workforce and a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB3,289.1 million from RMB2,963.7 million in 2024.
•
Research and development expenses decreased to RMB626.9 million from RMB648.1 million in 2024.
•
General and administrative expenses increased to RMB732.2 million from RMB668.7 million in 2024.

Loss from Operations

Loss from operations was RMB503.2 million, compared with loss from operations of RMB1,181.8 million in

2024.

Non-GAAP loss from operations was RMB463.9 million, compared with non-GAAP loss from operations of

RMB1,128.6 million in 2024.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB74.0 million, compared with a total of RMB95.7 million in 2024.

Other Income, net

Other income, net was RMB101.8 million, compared with other income, net of RMB45.8 million in 2024.

Net Loss

Net loss was RMB323.3 million, compared with net loss of RMB1,049.0 million in 2024.

Non-GAAP net loss was RMB284.1 million, compared with non-GAAP net loss of RMB995.7 million in

2024.

Cash Flow

Net operating cash inflow in 2025 was RMB416.1 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB1.32 in 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB1.16 in 2025.

Share Repurchase

In November 2022, the Company’s board of directors authorized a share repurchase program (“2022 Share Repurchase Program”), under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company’s board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of September 22, 2025, the Company’s repurchase amount had reached US$80 million and the 2022 Share Repurchase Program was completed.

In May 2025, the Company’s board of directors authorized a new share repurchase program (“2025 Share Repurchase Program”), under which the Company may repurchase up to an aggregate value of US$100 million of its shares during the three-year period beginning upon the completion of the Company’s 2022 Share Repurchase Program.

As of March 4, 2026, the Company had cumulatively repurchased approximately 30.6 million ADSs for approximately US$93.0 million under aforesaid two share repurchase programs.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of 2026 are expected to be between RMB1,578 million and RMB1,598 million, representing an increase of 5.7% to 7.0% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, March 5, 2026 (9:00 PM Beijing/Hong Kong Time on Thursday, March 5, 2026). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 6408607

A telephone replay will be available two hours after the conclusion of the conference call through March 12, 2026. The dial-in details are:

International: 1-412-317-0088

United States: 1-855-669-9658

Passcode: 4998130

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions that cultivate interest and drive continuous growth. The Company provides AI-powered, product-led learning solutions for learners from pre-school to adulthood. By combining rare, high-caliber teaching resources with AI-enhanced tools and content, Gaotu creates engaging and effective learning experiences delivered through both online and offline channels. AI and data analytics permeate throughout the Company’s operations to adapt content and teaching methods to individual learner needs, enhance efficiency and drive sustained learning progress.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.9931 to USD1.0000, the effective noon buying rate for December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

E-mail: Gaotu@tpg-ir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,321,118	596,195	85,255
Restricted cash	5,222	115,828	16,563
Short-term investments	1,845,242	2,708,788	387,352
Inventory, net	36,401	54,950	7,858
Prepaid expenses and other current assets, net	431,829	504,779	72,182
Total current assets	3,639,812	3,980,540	569,210

Non-current assets
Operating lease right-of-use assets	503,601	476,705	68,168
Property, equipment and software, net	670,237	1,009,132	144,304
Land use rights, net	25,762	78,105	11,169
Long-term investments	922,740	551,641	78,884
Rental deposit	45,834	49,199	7,035
Other non-current assets	20,091	54,364	7,774
TOTAL ASSETS	5,828,077	6,199,686	886,544

LIABILITIES

Current liabilities
Short-term borrowings of the consolidated VIE without recourse to the Group	-	100,000	14,300
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB811,879 and RMB1,313,538 as of December 31, 2024 and December 31, 2025, respectively)	1,245,207	1,719,234	245,847
Deferred revenue, current portion (including current portion of deferred revenue of the consolidated VIE without recourse to the Group of RMB1,867,096 and RMB2,288,255 as of December 31, 2024 and December 31, 2025, respectively)	1,867,096	2,289,322	327,369
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB114,471 and RMB129,258 as of December 31, 2024 and December 31, 2025, respectively)	147,635	136,709	19,549
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB606 and RMB171 as of December 31, 2024 and December 31, 2025, respectively)	665	222	32
Total current liabilities	3,260,603	4,245,487	607,097

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	218,797	276,620	39,556
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB337,258 and RMB309,940 as of December 31, 2024 and December 31, 2025, respectively)	344,609	316,703	45,288
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB70,316 and RMB75,248 as of December 31, 2024 and December 31, 2025, respectively)	70,604	75,248	10,760
Long-term borrowings of the consolidated VIE without recourse to the Group	-	31,883	4,559
TOTAL LIABILITIES	3,894,613	4,945,941	707,260

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	17
Treasury stock, at cost	(242,866)	(496,132)	(70,946)
Additional paid-in capital	7,991,421	7,933,515	1,134,478
Accumulated other comprehensive loss	(2,832)	(48,072)	(6,874)
Statutory reserve	66,042	66,042	9,444
Accumulated deficit	(5,878,417)	(6,201,724)	(886,835)
TOTAL SHAREHOLDERS’ EQUITY	1,933,464	1,253,745	179,284

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,828,077	6,199,686	886,544

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,388,621	1,685,315	240,997	4,553,556	6,146,772	878,977
Cost of revenues	(440,279)	(540,864)	(77,343)	(1,454,917)	(2,001,693)	(286,238)
Gross profit	948,342	1,144,451	163,654	3,098,639	4,145,079	592,739
Operating expenses:
Selling expenses	(736,189)	(885,298)	(126,596)	(2,963,736)	(3,289,064)	(470,330)
Research and development expenses	(145,050)	(165,385)	(23,650)	(648,063)	(626,947)	(89,652)
General and administrative expenses	(216,377)	(211,817)	(30,289)	(668,673)	(732,234)	(104,708)
Total operating expenses	(1,097,616)	(1,262,500)	(180,535)	(4,280,472)	(4,648,245)	(664,690)
Loss from operations	(149,274)	(118,049)	(16,881)	(1,181,833)	(503,166)	(71,951)
Interest income	14,776	8,366	1,196	70,384	39,919	5,708
Realized gains from investments	5,017	14,499	2,073	25,302	34,065	4,871
Other (expenses)/income, net	(6,395)	9,942	1,422	45,825	101,764	14,552
Loss before provision for income tax and share of results of equity investees	(135,876)	(85,242)	(12,190)	(1,040,322)	(327,418)	(46,820)
Income tax benefits/(expenses)	42	1,059	151	(8,632)	4,111	588
Net loss	(135,834)	(84,183)	(12,039)	(1,048,954)	(323,307)	(46,232)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(135,834)	(84,183)	(12,039)	(1,048,954)	(323,307)	(46,232)
Net loss per ordinary share
Basic	(0.80)	(0.52)	(0.07)	(6.12)	(1.98)	(0.28)
Diluted	(0.80)	(0.52)	(0.07)	(6.12)	(1.98)	(0.28)
Net loss per ADS
Basic	(0.53)	(0.35)	(0.05)	(4.08)	(1.32)	(0.19)
Diluted	(0.53)	(0.35)	(0.05)	(4.08)	(1.32)	(0.19)
Weighted average shares used in net loss per share
Basic	169,167,503	160,543,202	160,543,202	171,412,125	163,118,684	163,118,684
Diluted	169,167,503	160,543,202	160,543,202	171,412,125	163,118,684	163,118,684

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,388,621	1,685,315	240,997	4,553,556	6,146,772	878,977
Less: other revenues(1)	16,510	29,114	4,163	133,591	107,738	15,406
Add: VAT and surcharges	91,292	109,520	15,661	283,341	386,779	55,309
Add: ending deferred revenue	2,085,893	2,565,942	366,925	2,085,893	2,565,942	366,925
Add: ending refund liability	127,969	125,813	17,991	127,969	125,813	17,991
Less: beginning deferred revenue	1,439,217	1,773,170	253,560	1,237,621	2,085,893	298,279
Less: beginning refund liability	77,869	110,621	15,819	67,157	127,969	18,299
Gross billings	2,160,179	2,573,685	368,032	5,612,390	6,903,706	987,218

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended December 31,			For the year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	948,342	1,144,451	163,654	3,098,639	4,145,079	592,739
Share-based compensation expenses(1) in cost of revenues	2,460	1,161	166	7,003	5,641	807
Non-GAAP gross profit	950,802	1,145,612	163,820	3,105,642	4,150,720	593,546

Loss from operations	(149,274)	(118,049)	(16,881)	(1,181,833)	(503,166)	(71,951)
Share-based compensation expenses(1)	12,293	7,349	1,051	53,217	39,218	5,608
Non-GAAP loss from operations	(136,981)	(110,700)	(15,830)	(1,128,616)	(463,948)	(66,343)

Net loss	(135,834)	(84,183)	(12,039)	(1,048,954)	(323,307)	(46,232)
Share-based compensation expenses(1)	12,293	7,349	1,051	53,217	39,218	5,608
Non-GAAP net loss	(123,541)	(76,834)	(10,988)	(995,737)	(284,089)	(40,624)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.